October 16, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Inpixon
Registration Statement on Form S-1
Filed September 13, 2019, as amended
File No. 333-233763

Acceleration Request
Requested Date: Friday, October 18, 2019
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-233763) (the “Registration Statement”) to become effective on Friday, October 18, 2019 at 4:00 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Melanie Figueroa at (917) 546-7707.

Very truly yours,

Inpixon

By:	/s/ Nadir Ali
Nadir Ali
Chief Executive Officer